

February 10, 2009

To: Patricia Gruden
            Martin Schmieg
            eFoodSafety.com, Inc.

From: Michael J. Parrella, CEO
            Charlston Kentrist 41 Direct, Inc.

Re: Terms for Purchase of purEffect® Project

Dear Pat and Martin:

As we have been discussing, this will serve to establish binding terms for the purchase by Charlston Kentrist 41 Direct, Inc. (CK41) and the sale by eFood Safety, Inc. (EFS) of all right, title and interest in and to the purEffect® acne and skin care products and project.

Product – For the purposes of this agreement, the purEffect® product shall consist of all raw materials, formulas, formulations, research, studies, clinical tests, monographs, packaging, designs, logos, typestyles, trademarks, copyrights, other intellectual property rights and all other elements and information relating to the purEffect® acne and/or skin care products.

Project – For the purpose of this agreement, the purEffect® project shall consist of the business and marketing plans for the sale of purEffect® Products; any and all materials obtained, created or produced by anyone for the marketing and/or sale of the purEffect® Products, whether in the form of written materials, websites, electronic materials, audio recordings, video or film recordings, raw or edited audio or video materials; any and all contracts, rights, relationships, understandings or engagements, written or verbal, related to the purEffect® Project and all right, title and interest in and to any and all of the materials, elements or intellectual property associated with the purEffect® Project.

Sale of all Rights – It is the intention of CK41 and EFS that this transaction shall represent the full sale, transfer, assignment and conveyance by EFS to CK41 of any and all rights associated with the purEffect® Products and Project. It is understood, acknowledged and agreed by the parties that upon execution of this agreement, the sole rights of EFS relating to the purEffect® Project are to receive the shares of CK41 common stock and royalty compensation specified herein.

Terms of Purchase – CK41's purchase of the purEffect® Products and Project shall be effective as of the date of this agreement. On or before March 1, 2009, CK41 will issue to EFS four million two hundred-fifty thousand (4,250,000) shares of CK41 common stock at the price of $0.01 per share (the Shares). So long as the CK41 remains a private, non-publicly traded

1



company, the Shares, in all respects, shall be protected from anti-dilution and include full piggyback rights. EFS will also be granted a three year warrant to purchase an additional four million two hundred-fifty thousand (4,250,000) shares of common stock at $6.00 per share. EFS shall be granted one seat on CK41's board of directors. EFS shall receive a royalty equal to two percent of the Adjusted Gross Revenue received by CK41 its affiliates, subsidiaries or assigns from the sale of purEffect® Products. For the purpose of this agreement, Adjusted Gross Revenue shall mean the following: All revenue received by CK41 less only returns, bad checks, cancels, declines, shipping and handling costs, sales taxes and credit card charge-backs. CK41 agreed to pay regardless of whether or not it markets or sell the PurEffect project the following minimum royalty payments:

March 1, 2010 = $150,000
March 1, 2011 = $250,000

Payment of Royalties – CK41 will deliver to EFS royalty payments and written accounting statements related thereto no less frequently than 30 days after the end of each calendar quarter during which purEffect® Products were sold.

Accounting Records – CK41 agrees to maintain complete and accurate accounting records relating to the purEffect® Project, which records EFS shall have the right to inspect and copy once each year during the period for which EFS is due royalties, with such inspection to take place after 10 day advance written notice and conducted at the place CK41 regularly maintains such records. If it is determined that CK41 underpaid royalties for any accounting period by 5% or more, EFS shall immediately receive the full underpayment amount, a $100,000 penalty and shall have the right of reimbursement for the cost of purEffect® Project accounting records review, including travel and lodging.

Default, Remedies and Termination – CK41 will deemed to be in default of this agreement if any of the following occur:

1. CK41 is unable to obtain a minimum of $2.0 million in equity financing on or before April 1, 2009;
2. CK41 is unable to obtain an additional $5.0 million in equity financing on or before September 1, 2009;
3. CK41 fails to meet its minimum royalty obligations;
4. CK41 voluntarily or involuntarily files for bankruptcy;

The remedy for events of default may include at EFS's option the termination of this agreement in whole or in part and the return to EFS of the Product and Project. EFS will advise CK41 within 10 days of written notice to CK41 of its default of EFS's intent to terminate or other proposed remedies. With the exception of default items 4, CK41 will be granted 30 calendar days to cure its defaults.

Representations and Warranties – EFS represents and warrants that to its knowledge there are no threatened or pending actions, demands, settlements or other claims associated with the purEffect® Products or Project.

2



Indemnification – From the date of this agreement forward, CK41 agrees to indemnify EFS against any and all claims, actions, settlements, judgments or other harm, including attorney's fees and court costs, associated with the purEffect® Product and Project.

Complete Agreement – Pending the creation and signing of one or more comprehensive agreements between CK41 and EFS, this agreement represents a binding and complete understanding of this transaction. No modification of the terms of this agreement shall be effective unless in writing and signed by authorized representatives of CK41 and EFS.

Dispute Resolution – Any disputes arising under this agreement shall be resolved under the law of the State of New York.

Authority – Each of the undersigned represents and warrants that the execution and full performance of the terms of this agreement is a fully authorized and legally enforceable action of their respective companies.

Counterparts – This agreement may be signed in faxed counterparts which, when taken together, shall represent the original of this agreement.

Agreed and accepted as of the date first above written.

Charlston Kentrist 41 Direct, Inc.   eFood Safety, Inc.

By _____   By _____

Michael J. Parrella
CEO

3